SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

On November 2, 2015, the Forum Funds II Trust ceased to publicly offer shares of The BDC Income Fund (the “Fund”). On November 30, 2015, the Fund had no shareholders and ceased operations.